UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 29, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒         Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐         No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐         No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐         No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Consolidated Financial Information at

September 30, 2012

and Review Report of Independent

Accountants

Review Report of Independent Accountants

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A. (the “Company”), for the quarter ended September 30, 2012, comprising the balance sheet as at that date and the statements of operations for the nine months and three months periods then ended, and the statements of changes in equity and of cash flows for the nine month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Consolidated Interim Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

2

Fibria Celulose S.A.

Other Matters

Statements of value added

We have also reviewed the consolidated statements of value added for the nine month period ended September 30, 2012. This statement is the responsibility of the Company’s management, and is required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and is considered supplementary information under IFRS, which does not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it  has not been prepared, in all material respects, in a manner consistent with the consolidated interim accounting information taken as a whole.

São Paulo, October 26, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça

Contador CRC 1SP196994/O-2

3

Fibria Celulose S.A.

Consolidated balance sheet

In thousands of reais

	September 30, 2012	December 31, 2011
	(Unaudited)
Assets
Current
Cash and cash equivalents (Note 6)	642,531	381,915
Marketable securities (Note 7)	2,011,860	1,677,926
Derivative financial instruments (Note 8)	13,812	31,638
Trade accounts receivable, net (Note 9)	755,266	945,362
Inventories (Note 10)	1,334,472	1,178,707
Recoverable taxes (Note 11)	279,459	327,787
Assets held for sale (Note 24 (a))	803,184	644,166
Other assets	88,842	108,062

	5,929,426	5,295,563

Non-current
Derivative financial instruments (Note 8)	63,555	43,446
Recoverable taxes (Note 11)	591,165	677,232
Deferred income tax assets (Note 12(a))	1,518,639	991,768
Related parties receivables (Note 13)	6,206	5,469
Advances to suppliers	745,301	760,611
Judicial deposits	155,987	137,060
Other assets	89,342	95,060
Investments in affiliates		7,506
Biological assets (Note 15)	3,310,919	3,264,210
Property, plant and equipment (Note 14)	11,333,905	11,841,247
Intangible assets (Note 16)	4,740,392	4,809,448

	22,555,411	22,633,057

Total assets	28,484,837	27,928,620

	September 30, 2012	December 31, 2011
	(Unaudited)
Liabilities and shareholders’ equity
Current
Loans and financing (Note 17)	1,131,112	1,092,108
Derivative instruments (Note 8)	81,991	163,534
Trade payables	397,757	373,692
Payroll, profit sharing and related charges	131,649	134,024
Taxes payable	30,777	53,463
Dividends payable	392	1,520
Advances received related to assets held for sale (Note 25)	200,000
Other payables	111,526	142,367

	2,085,204	1,960,708

Non-current
Loans and financing (Note 17)	9,823,930	10,232,309
Derivative financial instruments (Note 8)	251,786	125,437
Taxes payable	77,678	76,510
Deferred income tax liabilities (Note 12(a))	850,008	739,878
Provision for contingencies (Note 18)	91,306	101,594
Other payables	158,675	152,509

	11,253,383	11,428,237

Total liabilities

Shareholders’ equity
Capital (Note 19)	9,740,777	8,379,397
Share issuance costs	(11,771)
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Other reserves	1,618,824	1,618,824
Staturory reserves	4,520,290	4,520,290
Accumulated losses

Equity attributable to shareholders of the Company	15,108,932	14,510,853
Equity attributable to non-controlling interests	37,318	28,822

Total shareholder’s equity	15,146,250	14,539,675

Total liabilities and shareholders’ equity	28,484,837	27,928,620

The accompanying notes are an integral part of this unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of operations

In thousand of reais, except for the earnings per shares

	July 1 to September 30, 2012	January 1 to September 30, 2012	July 1 to September 30, 2011	January 1 to September 30, 2011
	(three months)	(nine months)	(three months)	(nine months)

Continuing operations
Net revenue (Note 20)	1,556,217	4,320,991	1,449,441	4,455,650
Cost of sales (Note 22)	(1,279,772)	(3,758,005)	(1,307,540)	(3,783,770)

Gross profit	276,445	562,986	141,901	671,880

Selling expenses (Note 22)	(75,007)	(225,420)	(66,668)	(204,733)
Administrative expenses (Note 22)	(77,776)	(208,260)	(70,998)	(228,552)
Equity in losses of affiliates, net	(133)	(320)	(174)	(479)
Other operating income (net) (Note 22)	(17,442)	217,372	135,628	106,976

	(170,358)	(216,628)	(2,212)	(326,788)

Operating profit	106,087	346,358	139,689	345,092

Finance income (Note 21)	39,805	136,485	44,098	145,718
Finance cost (Note 21)	(339,507)	(742,862)	(182,517)	(656,583)
Derivatives gains (losses), net (Note 21)	(41,348)	(152,949)	(557,919)	(375,242)
Currency translation differences (Note 21)	(51,677)	(676,521)	(1,318,277)	(840,442)

	(392,727)	(1,435,847)	(2,014,615)	(1,726,549)

Loss before income tax	(286,640)	(1,089,489)	(1,874,926)	(1,381,457)

Income tax expense (Note 12(b))	(6,063)	(14,527)	1,216	73,430
Deferred income tax (Note 12(b))	80,523	357,647	759,762	556,760

Loss from continuing operations	(212,180)	(746,369)	(1,113,948)	(751,267)

Discontinued operations
Profit from discontinued operations (Note 24)				240,655

Loss for the period	(212,180)	(746,369)	(1,113,948)	(510,612)

Loss attributable to
Shareholders of the Company - continuing operations	(214,561)	(751,530)	(1,114,970)	(753,722)
Shareholders of the Company - discontinued operations				240,655
Non-controlling interest	2,381	5,161	1,022	2,455

	(212,180)	(746,369)	(1,113,948)	(510,612)

Earnings per share from continuing and discontinued operations attributable to the equity holders
Basic and diluted earnings per share - continuing operations (in reais) (Note 23)		(1,458)		(1,612)

Basic and diluted earnings (loss) per share - discontinued operations (in reais) (Note 23)				0.515

A separate “Statement of comprehensive income” is not presented as there are no other comprehensive income items.

The accompanying notes are an integral part of this unaudited consolidated interim financial information.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

In thousands of reais

						Equity attributable to shareholders of the Company
		Transaction						Retained
		costs to the						earnings		Non-
		capital	Capital	Treasury	Other	Statutory reserves		(accumulated		controlling
	Capital	increase	reserve	shares	reserves	Legal	Investments	losses)	Total	interest	Total

As at December 31, 2010	8,379,397		2,688	(10,346)	1,627,903	303,800	5,077,971		15,381,413	23,433	15,404,846
Total loss and comprehensive loss
Net loss and comprehensive loss								(513,067)	(513,067)	2,455	(510,610)
Transactions with shareholders
Capital increase										2,008	2,008
Lapsed dividends								2,006	2,006		2,006
Realization of revaluation reserve, net of tax					(9,079)			9,079

As at September 30, 2011	8,379,397		2,688	(10,346)	1,618,824	303,800	5,077,971	(501,982)	14,870,352	27,896	14,898,248
Total income and comprehensive income
Net income (loss) and other comprehensive income (loss)								(359,555)	(359,555)	2,053	(357,502)
Transactions with shareholders
Lapsed dividends								56	56	(1,127)	(1,071)
Investment reserve appropriation							(861,481)	861,481

As at December 31, 2011	8,379,397		2,688	(10,346)	1,618,824	303,800	4,216,490		14,510,853	28,822	14,539,675
Total income and comprehensive income
Net (loss) and other comprehensive (loss)								(751,530)	(751,530)	5,161	(746,369)
Transactions with shareholders
Capital Increase (Note 20)	1,361,380								1,361,380	3,336	1,364,716
Transaction costs (Note 20)		(11,771)							(11,771)		(11,771)

As at September 30, 2012	9,740,777	(11,771)	2,688	(10,346)	1,618,824	303,800	4,216,490	(751,530)	15,108,932	37,318	15,146,250

The accompanying notes are an integral part of this unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of cash flow

Nine month periods ended September 30

In thousand of reais

	2012	2011

Income (loss) from continuing operations before taxes on income	(1,089,489)	(1,381,457)

Adjusted by
Income before taxes on income from discontinued operations (Note 25)		364,629
Depreciation, depletion and amortization	1,339,172	1,344,620
Effects of exchange rate changes	676,521	840,575
Change in fair value of financial instruments	152,949	375,237
Equity in losses of affiliates, net	320	479
Accretion of present value - Aracruz acquisition		40,893
Gain (loss) on disposal of property, plant and equipment, net	(1,408)	(9,402)
Gain on disposal of investment, net		(532,850)
Interest income	(118,317)	(130,340)
Interest paid	516,814	486,183
Change in fair value of biological assets	(265,798)	(5.790)
Financial charges of Eurobonds “Fibria 2020” partial repurchase transaction	150,917
Provision and others	132,181	73,729

Decrease (increase) in assets
Trade accounts receivable	238,799	121,066
Inventories	(64,592)	(226,021)
Recoverable taxes	7,127	(121,369)
Related parties
Other receivables/advances to suppliers	3,067	(58,473)

Decrease (increase) in liabilities
Trade payables	18,143	(12,103)
Taxes payable	(32,708)	(12,527)
Payroll, profit sharing and related charges	(2,374)	30,298
Related parties		(15,562)
Other payables	(46,701)	(64,337)

Cash flows from operating activities	1,614,623	1,107,477

Interest received	110,385	171,218
Interest paid	(471,908)	(383,741)
Income taxes paid	(4,121)

Net cash generated from operating activities	1,248,979	894,954

Cash flows from investing activities
Installments paid for acquisition of Aracruz		(1,481,569)
Acquisition of property, plant and equipment	(811,516)	(950,866)
Marketable securities, net	(326,080)	(184,386)
Proceeds from sale of an interest in an affiliate (Note 1(c))		2,076,143
Proceeds from sale of property, plant and equipment	20,805	40,728
Advances received from the disposal of assets of Bahia (Note 1(d)(ii))	200,000
Cash received (paid) on maturity of derivatives	(110,426)	89,611
Acquisition of intangible assets and others	199	(2,036)

Net cash used in investing activities	(1,027,018)	(412,375)

Cash flows from financing activities
Borrowings	661,759	2,551,443
Repayments - principal amount	(1,973,494)	(2,875,352)
Net of capital increase	1,343,546
Dividends paid		(263,902)
Premium paid in the Eurobonds “Fibria 2020” repurchase transaction	(62,158)
Others	2,448	16,913

Net cash generated from (used in) financing activities	(27,899)	(570,898)

Effect of exchange rate changes on cash and cash equivalents	66,554	(24,057)

Net increase (decrease) in cash and cash equivalents	260,616	(112,376)

Cash and cash equivalents at beginning of year	381,915	431,463

Cash and cash equivalents at end of quarter	642,531	319,087

The accompanying notes are an integral part of this unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of value added

Nine month periods ended September 30

In thousand of reais

	2012	2011

Revenue
Gross sales	4,420,792	4,748,169
Allowance for doubtful accounts		(1,399)
Revenue relating to the construction of own assets and others	905,883	1,259,891

	5,326,675	6,006,661

Inputs acquired from third parties
Cost of sales	(2,567,150)	(2,649,658)
Materials, energy, outsourced services and others	(301,223)	(403,354)

	(2,868,373)	(3,053,012)

Gross value added	2,458,302	2,953,649

Retentions
Depreciation and amortization	(1,339,172)	(1,344,620)

Net value added generated from operations	1,119,130	1,609,029

Value added received through transfer
Equity in results of investees	(320)	(479)
Finance income	788,719	1,467,440

	788,399	1,466,961

Total value added to distribute	1,907,529	3,075,990

Distribution of value added
Personnel and social charges	420,560	468,016
Direct compensation	319,440	356,330
Benefits to employees	79,645	87,254
Government Severance Indemnity Fund for Employees (FGTS)	21,475	24,432

Taxes and contributions	(89,344)	(174,360)
Federal	(175,234)	(316,473)
State	63,775	122,566
Municipal	22,115	19,547

Interest and rentals	2,322,682	3,292,946
Loss not invested for the year attributable to the shareholders	(751,530)	(513,067)
Non-controlling interest	5,161	2,455

Value added distributed	1,907,529	3,075,990

The accompanying notes are an integral part of this unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

1                                        Operations

(a)                                General information

We are incorporated under the laws of the Federal Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company. We have the legal status of a stock corporation, operating under the Brazilian corporate law. Our headquarter and principal executive office are located in São Paulo, SP, Brazil.

We are a company which is listed on the stock exchange of São Paulo (BM&FBOVESPA) and the stock exchange of New York (NYSE). Due to this we report our information to the Securities Commission (CVM) and Securities and Exchange Commission (SEC).

Our activities are predominantly the production of renewable and sustainable forests, and the industrialization and the commercialization of blenched eucalyptus kraft pulp. After divesting our paper production activities, we operate a single operational segment: producing and selling short fiber pulp.

We are the world’s largest producer of market short fiber pulp, with an aggregate pulp production capacity of approximately 5.25 million metric tons, representing approximately 30% of the world market pulp production capacity of Bleached Eucalyptus Kraft Pulp (BEKP), as at December 31, 2011, according to Hawkins Wright and PPPC independent consultants.

Our cost of production of BEKP is one of the lowest in the world, hence Brazil is the most competitive country in the production of market pulp, according to Hawkins Wright and PPPC independent consultants. Our competitive advantage is attributed to (i)  high productivity of forests; (ii) short harvest cycle of our trees; (iii) short distances between forests and facilities (iv) state-of-the-art and strategically located production facilities; (v) use of high-end technology in our operations; (vi) strong economies of scale.

Our bleached pulp is produced from eucalyptus trees resulting in a variety of high quality hardwood pulp, with short fibers, generally used in the manufacture of toilet paper, uncoated and coated paper for printing and writing and coated cardboard for packaging. We use different energy sources such as thermal and electric energy for our respective operations, including black liquor, biomass derived from wood debarking, bark and scraps.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products from pulp; (ii) global production capacity and strategies adopted by the main producers; and (iii) availability of substitutes for these products. All these factors are beyond our control.

(b)                                Facilities in operation and forest base

We operate BEKP” facilities in Brazil, with total capacity of approximately 5.25 million tons, as September 30, 2012:

Pulp production facility	Location	Annual production capacity (tons )

Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*)    Represents 50% of the annual production capacity of Veracel’s pulp mill consistant with the proportional consolidation of the results of operations of Veracel in our consolidated statement of operations.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

We only produce hardwood pulp from planted eucalyptus trees, and therefore our eucalyptus trees are referred to as forests, which have an average extraction cycle of between six and seven years. All forests are located in Brazil, in six different States, amounting to approximately 958 thousand hectares as at September 30, 2012, including reforested and protected areas, as follows (in thousand hectares):

	Avaiable area for forest plantation	Total area

State
São Paulo	79,977	147,429
Minas Gerais	13,219	27,213
Rio de Janeiro	1,670	3,386
Mato Grosso do Sul	228,681	347,476
Bahia	129,651	252,970
Espírito Santo	106,255	179,909

	559,453	958,383

The table above does not include our forest in Rio Grande do Sul and certain forests in the south of Bahia, classified as assets held for sale (Note 25).

(c)                                 Logistics

Most of the pulp produced for export is transported by sea vessels. We have long-term contracts with vessels companies.

We operate in two local ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and transports the pulp produced in the Jacareí and Três Lagoas plants and is operated under a concession from the Government of the State of São Paulo to the Companhia Docas of the State of São Paulo - CODESP. We pay user fees to be allowed to use the terminals auctioned by CODESP.

The port of Barra do Riacho is a port specialized in cellulose and is fairly close to the Aracruz unit, in the State of Espírito Santo and transports the pulp produced in the Aracruz and Veracel plants. This port is operated by a company controlled by Fibria (which has a 51% interest in the share capital) denominated Portocel - Terminal Especializado Barra do Riacho S.A. Portocel operates under authorization granted by the federal government through a contract signed on November 14, 1995.

These port operations do not fall within the scope of ICPC 01/IFRIC 12.

In October of 2010 a contract for 25 years was signed with STX Pan Ocean Co. Ltd., a company of South Korea, to optimize the international logistics and ensure operational stability and competitiveness. As at September 30, 2012, there were no obligations regarding this contract since freight services have an expected start date through the end of 2012.

(d)                                Assets held for sale

During the year of 2011 and the period ended September 30, 2012, we approved and consummated the sale of certain Cash Generating Units (CGUs) and of certain assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

The following table presents for each CGU or group of assets the classification for accounting purposes as assets held for sale and/or discontinued operations, as appropriate, the corresponding date of reclassification as well as the date when the sale was consummated.

CGU/asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

CONPACEL CGU	Note 25(a)	Assets held for sale and discontinued operations	December 2010	January 2011

KSR CGU	Note 25(a)	Assets held for sale and discontinued operations	December 2010	February 2011

Piracicaba CGU		Assets held for sale	June 2011	September 2011

Losango project assets	Note 25(b)	Assets held for sale	June 2011	September 2011

Forest assets and lands located in the south of the Bahia state	Note 25(c)	Assets held for sale	March 2012	June 2012

(i)                                   Sale of the CGUs CONPACEL, KSR and Piracicaba

On December 21, 2010, the Board of Directors approved the disposal of two cash generating units (“CGUs”), Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora. The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons, a paper mill with an annual production capacity of 390 kilotons, approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates 19 branches throughout Brazil and a distribution warehouse in the State of São Paulo.

We sold in January 31, 2011 and February 28, 2011 CONPACEL and KSR, respectively, for an aggregate purchase consideration of R$ 1.5 billion, to Suzano Papel e Celulose S.A. (Suzano). The purchase agreement established covenants for the payment by Suzano.

We sold in September 29, 2011, our CGU Piracicaba, which consists of a plant to produce thermal papers, coated and carbonless, located in Piracicaba, in the State of São Paulo, with an annual capacity over 160 thousand tons, to Oji Paper CO., LTD. (Oji) for an aggregated purchase consideration of US$ 313 million, equivalent to R$ 567,375 million at that date.

The disposal of those three CGUs is consistent with our strategy of concentrating activities in the pulp business and strengthening our strategic focus in the market pulp. We used the proceeds from sale to reduce our debt levels.

Information about the results and cash flows of the discontinued businesses is presented in Note 25.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(ii)                               Losango Project assets

On June 30, 2011, management based on our strategy and considering the programs in place to identify a potential buyer and to conclude the sale of the Losango project assets classified these assets as held for sale. The Losango project assets were in condition for an immediate sale on that date.  Upon classification as assets held for sale the book value of the assets was compared with their fair value and no impairment loss was recorded.

The project contains 100 thousand hectares of own areas and approximately 39 thousand hectares of planted eucalyptus in own areas and leasehold areas of third parties, located in the State of Rio Grande do Sul.

On June 30, 2012 after one year from classification as held for sale we continued to classify the Losango project assets as held for sale since we continued to actively market the assets at a price considered reasonable in the circumstances which subsequently resulted into, on September 10, 2012, a binding offering for the sale of all Losango project assets for a total price of R$ 615 million.

Legislation requires approval of the transaction by the antritrust authorities (CADE) and further approval of the applicable authorities. Completion of the sale depends on the achievement of such approval and management concluded that the conditions for the Losango project assets to be classified as held for sale continued to be met as at September 30, 2012.

Under the terms of the agreement, upon approval of the transaction by CADE CMPC will pay R$ 488 million and deposit R$ 122 million in an escrow account and the amount deposited will be released to us after obtaining further approval of the applicable authorities and additional R$ 5 million upon effective transfer of the leasing contracts.

The binding offering requires up to 24 months for approval by the National Defense Council, except if it is extended at the sole discretion of CMPC. In order to avoid an eventual termination of the agreement, such condition is under discussion between the parties to consider a longer period in the final purchase contract.

The Losango project assets did not generate any significant results for any of the periods presented.

The following table presents the carrying amount of the Losango project assets as at September 30, 2012.

Assets
Non-current
Biological assets	277,828
Property, plant and equipment	334,602

Total assets	612,430

(iii)                           Forestry assets and lands located in the south of Bahia

On March 8, 2012 as part of our strategy to strengthen our capital structure we entered into a binding agreement with Fundo Florestas do Brasil FIP (the “Fund”), through, Corus Agroflorestal S.A., a subsidiary of the Fund  for the sale of certain forest assets and land located in the south of Bahia, consisting of a total of 16.5 thousand hectares of forestland of eucalyptus for timber and pulp with an average annual production of 555,000 cubic meters of wood, for an aggregate purchase price of R$ 235 million.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

On June 29, 2012 we entered into the definitive sale agreement of the forest and land and we received a cash payment of R$ 200 million.  The purchaser has also started a customary due diligence process which is expected to be finalized by the end of November 2012 and payment of the remaining purchase price of R$ 35 million is subject to satisfactory finalization of the due diligence.

At September 30, 2012 the assets were not yet derecognized and continued to be recorded in our balance sheet considering the assessment of which party bears the risk and benefits until final disposal. The amount of R$ 200 million is recorded as a current liability within Advance receivables related to assets held for sale.

The following  table presents the carrying amount of the assets as at September 30, 2012 and December 31, 2011:

September 2012
Assets

Non-current
Biological assets	123,774
Property, plant and equipment	46,770

Total assets	170,544

(e)                                 Companies merged and liquidated

During the year ended December 31, 2011 and the period ended September 30, 2012, we undertook certain corporate reorganizations in order to optimize our organizational structure, which included the merger and/or liquidation of direct or indirect subsidiaries, in Brazil and abroad. The following is a summary of events occurring during the year ended December 31, 2011 and the period ended September 30, 2012:

Company	Country	Relationship	Date of merger or beginning of liquidation	Interest on share capital (%)

Liquidation
VCP North America	United States of America	Indirect subsidiary	June 2011	100
Riocell Trade	Isle of Man, UK	Indirect subsidiary	September 2011	100
Riocell Limited	Guernsey	Direct subsidiary	September 2011	100
Newark Financial	British Virgin Islands	Direct subsidiary	June 2012	100
Merger into Fibria Celulose S.A.
Mucuri Agroflorestal Ltda.	Brazil	Subsidiary	July 2011	100

The companies that were liquidated did not have any significant assets or liabilities and as a result there was no significant impact on our results.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

The following table presents the book value of the assets and liabilities of Mucuri Agroflorestal Ltda. immediately before the merger as per its standalone balance sheet:

Mucuri Agloflorestal S.A. (merged with Fibria Celulose S.A.)

Assets		Liabilities and shareholder’s equity
Current		Shareholder’s equity
Cash and cash equivalents	41	Capital	78,300
		Accumulated losses	(2,126)
Non current
Other assets	5,958		76,174
Property, plant and equipment	70,175

	76,133

Total assets	76,174	Total liabilities and shareholder’s equity	76,174

On the consolidated level we recognized a fair value adjustment of R$ 478,925 related to land held by Mucuri Agroflorestal when we acquired the entity as part of the Aracruz acquisition (Note 14b).

(f)                                  Change in the international corporate structure

In November 2011, we approved, subject to certain conditions being met, a project for a corporate restructuring of our international activities, including the transfer of our current commercial operational, logistics, administrative and financial operations of Fibria Trading International KFT. to another subsidiary.

The international corporate reorganization restructuring is being performed in different stages and completion is expected to be around December 2013. However, the implementation of our restructuring plan depends on different levels of approval to be granted by authorities of the different countries involved.

(g)                                Public offering of common shares

On April 30, 2012, we concluded the primary public offering of common shares by the Company, obtaining gross proceeds of R$ 1,361,380 (the “Public Offering”).

The public offering was carried out in accordance with our strategy to strengthen our capital structure and to achieve better leverage ratios, as described in Note 4. The details of this operation are described in Note 20.

2                                        Presentation of interim financial information and significant accounting practices

2.1                              Financial statements - basis of preparation

(a)                                Interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - “Interim Financial Reporting” as issued by the International Accounting Standards

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Board (“IASB”), The consolidated interim financial information should be read in conjunction with the financial statements for the year ended December 31, 2011 considering its purpose is to provide an update of the activities, events and significant circumstances in relation to the ones presented in those annual financial statements.

The accounting practices, which include the measurement principles for recognition and valuation of the assets and liabilities, as well as the calculation methods used in the preparation of this financial information and the use of the estimates are the same as those used in the preparation of the most recent annual financial statements presented, except to the extent disclosed in Note 4.2.

(b)                                Approval of the financial information

Issuance of this financial information was approved by the Board of Directors on October 22, 2012.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom equal the related actual results.

In the nine months ended September 30, 2012, there were no significant changes in the estimates and assumptions which are likely to cause a significant adjustment in the carrying amounts of assets and liabilities during the next financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        Standards, amendments and interpretations of existing standards that are not yet effective

Below is a list of standards and interpretations that have been issued and are effective for future periods. We have not early adopted these standards and interpretations.

•             IAS 28 - “Investments in Associates and Joint Ventures”, IFRS 11 - “Joint Arrangements” and IFRS 12 “Disclosure of Interests in Other Entities”, all issued in May, 2011. The main change introduced by these standards is that proportional consolidation is no longer possible for entities whose control is shared through an agreement between two or more parties, and that are classified as a joint venture.

IFRS 11 establishes two types of categories for join agreements:

•             “Joint Operations” - a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

•             “Joint Ventures”- a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 12 requires an entity to provide qualitative disclosures regarding interests in subsidiaries, joint agreements and in non-consolidated entities that include disclosure of the judgments and significant assumptions used in order to determine whether the entity controls, has significant influence or

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

those used in order to classify the joint agreements between “Joint Operations” or “Joint Ventures” as well as other disclosures with respect to the nature and extension of significant restrictions and risks associated with such entities. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are assessing the impacts of these standards on the existing joint arrangements.

•             IFRS 9 - “Financial Instruments”, issued in November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the measurement model and establishes two major measurement categories for financial assets: amortized cost and fair value. The basis for the classification depends on the entity’s business model and the contractual characteristics of the cash flow of the financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. The standard is applicable as from January 1, 2013. It is not expected to have any impact on our consolidated financial information.

•             IFRS 10 - “Consolidated Financial Statements”, issued in May 2011. This standard is based on principles related to the identification of the concept of control as the key factor in determining when an entity should be consolidated in the financial statements. The standard establishes additional guidance to assist in determining control when there are doubts in such evaluation. The standard is applicable as from January 1, 2013. It is not expected to have any impact on our consolidated financial information.

IFRS 13 - “Fair Value Measurement”, issued in May 2011. The standard’s objective is to improve consistency and reduce complexity of the disclosures required by the IFRSs. The requirements do not increase the use of fair value in accounting, but provides guidance as how it should be applied when its use is required or allowed by another standard. The standard is applicable as from January 1, 2013, and there is an exemption for the application of the new disclosure requirements for comparative periods. It is not expected to have any impact on our consolidated financial information.

•             IAS 19 - “Employee Benefits”, issued in June 2011. The change in the standard will affect mainly the recognition and measurement of defined benefit pension plans and disclosure of employee benefits. The standard is applicable as from January 1, 2013. These changes will affect the accounting of the liabilities of the SEPACO plan, as defined in Note 2.20(b) to the annual financial statements, however, we do not expect relevant effects.

4                                       Risk management

The policies and financial risk factors disclosed in the annual financial statements (Note 4) did not have any relevant changes.

Presented below is updated information about financial liabilities and by maturity, about exchange risk exposure, about our capital risk management position including indices of financial leverage and also updated sensitivity analysis.

4.1                              Liquidity risk

The table below presents our non-derivative financial liabilities and the outstanding derivative financial liabilities grouped by relevant maturity based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, and as such they differ from the amounts presented in the consolidated balance sheet for loans and financing, derivative financial instruments, trade and other payables.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

	Less than one year	Between one and two years	Between two and five years	Over five years

At September 30, 2012
Loans and financing	1,533,094	1,945,447	3,865,673	6,864,015
Derivative financial instruments	79,302	43,662	244,219	120,686
Trade and other payables	709,283	49,348	14,516	31,452

	2,321,679	2,038,457	4,124,408	7,016,153

At December 31, 2011
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative financial instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

4.2                              Foreign exchange risk

The table below presents the consolidated balance of assets and liabilities denominated in currencies other than the Brazilian real, substantially the U.S. Dollar at the balance sheet dates presented.

	September 30, 2012	December 31, 2011

Assets in foreign currency
Cash and cash equivalents (Note 9)	589,292	318,926
Marketable securities (Note 11)	310,176
Trade accounts receivable (Note 12)	714,392	916,391

	1,613,860	1,235,317

Liabilities in foreign currency
Loans and financing (Note 23)	8,776,110	9,230,592
Trade accounts payable	29,021	35,676
Derivative financial instruments (Note 11)	256,410	213,887

	9,061,541	9,480,155

Net liability exposure	(7,447,681)	(8,244,838)

4.3                              Capital risk management

We monitor indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net income before interest, income taxes including social contribution, depreciation and adjusted amortization (“Adjusted EBTIDA”), keeping focus on our strategy to reduce the indebtedness and searching appropriated leverage in accordance with our internal policies, as presented in the most recent annual financial statements in Note 4.2.Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

The indebtedness ratios were as follows:

	September 30, 2012	December 31, 2011

Loans and financing (Note 17)	10,955,042	11,324,417

Less - cash and cash equivalents (Note 6)	642,531	381,915
Less (plus) - derivative instruments (Note 8)	(256,410)	(213,887)
Less - marketable securities (Note 7)	2,011,860	1,677,926

Net debt	8,557,061	9,478,463
Total adjusted index (last 12 months)	1,890,057	1,981,031

Indebtedness ratio (in reais)	4.5	4.8

The adjusted index is reconciled to the carrying amounts as follows:

	September 30, 2012	December 31, 2011

Income (loss) before income tax	(1,199,044)	(1,491,012)
Adjusted by
Financial results	1,577,969	1,868,671
Equity	220	414

Total of continuing operations	379,145	378,073

Discontinued operations (Note 24(a)(i))		365,127
Depreciation, amortization and depletion	1,832,840	1,838,795

Earnings Before Income Taxes, Depreciation, Amortization and others (EBITDA)	2,211,985	2,581,995

Gain on disposal of CONPACEL, KSR and Piracicaba		(532,850)
Impairment of recoverable ICMS	79,113	58,850
Change in fair value of biological assets	(405,893)	(145,667)
Other (*)	4,825	18,703

Adjusted index	1,890,057	1,981,031

(*)    Includes non-recurring sale of property, plant and equipment and credits from the sale of investments.

The indebtedness ratio reduced significantly from 4.8 in December 2011 to 4.5 in September 30, 2012, due to the reduction in the net debt in relation to December 31, 2011 in the amount of R$ 922 million, partially offset by the lower adjusted EBITDA recorded in the last 12 months, ended September 30, 2012.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Considering this scenario we continue to focus on actions that include reduction of fixed costs and variable costs, selling expenses, capex and improvements in working capital. We also focus on actions that may result in additional liquidity such as the sale of certain assets in the south of Bahia, the sale of the forests of Losango (Note 22) as well as other non-strategic assets. This reinforces our focus on strengthening our capital structure, in order to reach better leverage ratios.

5                                        Sensitivity analysis

The analysis below presents our sensitivity analysis of the effects from changes in relevant risk variables we are exposed to at the end of the period. We believe that the dollar quotation maintain close to R$ 2.00 is a reasonably possible scenario, and changes in the pulp price over a three-month period considering current market expectation and historical changes in prices of pulp. Other risk factors were not considered to have significant effect on the result of financial instruments.

Instruments denominated in foreign currency (US dollars)	Scenario	Impact on income (expense)

Loans and financing	Depreciation of 1.53% of the U.S. Dollar in relation to the Ptax (spot) rate at September 30, 2012 - from R$2.0306 to R$2.00	126,604
Cash, cash equivalents and marketable securities		(13,537)
Derivative instruments		37,729
Trade accounts receivable		(10,765)
Trade payables		5,994

		146,025

As shown above, a devaluation of the U.S. Dollar, considering the closing rate and the balance of such financial instruments at September 30, 2012, would lead to a reduction in the liabilities recognized in the balance sheet and a corresponding gain in financial income by approximately R$ 147,724.

Furthermore, considering this projected scenario compared with the average exchange rate of R$ 1.8882 calculated for the 12 months ended September 30, 2012, net revenue would increase by 5.3%, or R$ 322 million over a 12-month period.

According to the CVM Decision no 550/08, the following information presents the fair value of derivatives, loans and marketable securities, in two adverse scenarios that could generate significant losses to us. The probable scenario was stressed considering an additional 25% and 50% in respect to the probable scenario of R$ 2.00:

	Impact of an appreciation of the US dollar against the real on portfolios fair values
	Probable	Possible (25%)	Remote (50%)
	R$ 2.00	R$ 2.50	R$ 3.00

Derivative instruments	37,729	(593,143)	(1,227,334)
Loans and financing	126,604	(1,942,008)	(4,010,780)
Marketable securities	(13,537)	207,651	428,838

Total impact	150,796	(2,327,580)	(4,809,276)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

6                                        Cash and cash equivalents

	Average yield - % p.a.	September 30, 2012	December 31, 2011

Cash and banks		53,239	62,989
Cash equivalents
Foreign currency
Time deposits	0.92	589,292	318,926

Cash and cash equivalents		642,531	381,915

Bank deposits in U.S. Dollars are highly liquid, readily convertible into a known amount of cash and subject to an immaterial risk of change in fair value if early redemption is requested.

During the period ended September 30, 2012 there have been no relevant changes with respect to the operations presented in the most recent annual financial statements (Note 8). The increase in the balance in the period reflects the accumulated cash in the operating activities.

7                                        Marketable securities

Marketable securities include financial assets classified as held for trading, as follows:

	September 30, 2012	December 31, 2011
In local currency
Government securities including under reverse repurchase agreements
LFT	246,744	208,602
LTN Over	153,688	149,730
NTN Over	147,089
Other		4,666

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements (Repos)	502,456	1,282,236
CDB	650,719	31,750
CDB Box		942
Investment securities	988

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	310,176

Marketable securities	2,011,860	1,677,926

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Private securities are mainly composed of short-term investments in CDB and securities purchased under agreement to resell (repos) which have immediate liquidity and carry interest based on the variation of the Interbank Deposit Certificate (CDI). Government securities are composed of National Treasury Bills and Notes. The average yield of marketable securities in the three-month period ended in September 30, 2012 was 102.77% of the CDI (102.47% in 2011). Securities in foreign currency correspond to time deposits with maturity over 90 days.

The CDB Box operations are interest-bearing instruments with interest based on the CDI rate, with no exposure to foreign exchange risk.

During the period ended September 30, 2012 there have been no relevant changes with respect to the operations presented in the most recent annual financial statements and detailed in Note 10 to such financial statements. The increase in the balance during the period was mainly due to proceeds from the offering of common shares detailed in Note 20, as of the advances received from the sale of land and forestry assets located in the south of Bahia (Note1(d)(iii)).

8                                        Derivative financial instruments

The following tables present the derivatives, segregated by type, presenting both asset and liability position of the swap contracts, by hedge strategy adopted by us, and also the schedule of maturities based on contractual maturities.

The outstanding contracts at September 30, 2012 were not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market (MtM) variations. All operations are over-the-counter and registered with CETIP (a clearing house).

(a)                                Derivatives financial instruments by type

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

NDF (US$)	321,000	921,900	(53,459)	(134,206)
Swap JPY x US$ (JPY)	45,000	45,000	30,195	27,804
Swap DI x US$ (US$)	309,223	233,550	(61,088)	11,373
Swap LIBOR x Fixed (US$)	589,857	227,891	(10,379)	(10,655)
Swap TJLP x US$ (US$)	368,398	416,478	(142,709)	(92,165)
Swap Pre x US$ (US$)	101,200	42,313	(13,451)	(9,084)
Zero cost dollar	112,000	162,000	(5,519)	(6,954)

			(256,410)	(213,887)

Classified:
in current assets			13.812	31,638
in non-current assets			63.555	43,446
in current liabilities			(81.991)	(163,534)
in non-current liabilities			(251.786)	(125,437)

			(256,410)	(213,887)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(b)                                Derivatives financial instruments by type and broken down by nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional - in currency of origin)		Fair value
Type of derivative	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

Future contracts
Cash flow hedge — NDF (US$)	321,000	921,900	(53,459)	(134,206)

Swap contracts
Asset
JPY fixed rate (JPY to US$)	4,754,615	4,754,615	136,596	136,077
US$ LIBOR (LIBOR to fixed)	589,857	227,891	1,198,781	427,843
BRL fixed rate (BRL to US$)	556,319	399,370	701,270	514,257
BRL TJLP (BRL to US$)	600,154	679,784	580,872	611,091
BRL Pre (BRL to US$)	188,914	66,468	172,858	64,391
Liability
US$ fixed rate (JPY to US$)	45,000	45,000	(106,401)	(108,273)
US$ fixed rate (LIBOR to fixed)	589,857	227,891	(1,209,161)	(438,498)
US$ fixed rate (BRL to US$)	309,223	233,550	(762,358)	(502,884)
US$ fixed rate (BRL TJLP to US$)	368,398	416,478	(723,580)	(703,256)
US$ fixed rate (BRL to US$)	101,200	42,313	(186,309)	(73,475)

Total swap contracts			(197,432)	(72,727)

Options	112,000	162,000	(5,519)	(6,954)
Zero cost dollar
			(256,410)	(213,887)

(c)                                 Derivatives financial instruments by type of hedging

	Fair value		Value paid or received
Type of derivative	September 30, 2012	December 31, 2011	September 30, 2012	September 30, 2011

Exchange rate hedge
Cash flow — Future exports	(58,978)	(141.160)	(117,984)	135,718
Debt hedge	(187,053)	(62.072)	13,608	21,019
Assets sale hedge				(61,045)
Interest rate hedge
Debt hedge	(10,379)	(10.655)	(6,050)	(6,081)

	(256,410)	(213.887)	(110,426)	89,611

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(d)                                Derivatives financial instruments by maturity

The following tables present information about derivative financial instruments grouped by maturity and counterparty. The following table presents the fair values by month of maturity:

	September 30, 2012
	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total

January		(13,613)	29,573	(3,998)	(3,853)	(3,100)				5,009
February		(11,446)	(3,240)	(4,530)	(3,604)	(2,702)	1,818	1,227	298	(22,179)
March		(2,936)	(1,051)	(2,516)	(1,762)	(1,378)	(27)			(9,670)
April		(3,489)	(3,132)	(4,415)	(3,701)	(3,206)	14			(17,929)
May		(2,026)	(3,635)	(4,826)	(3,672)	(2,846)	577	263		(16,165)
June		(196)	(3,625)	(5,007)	(4,142)	(3,376)	(54)			(16,400)
July		(2,490)	(3,462)	(3,746)	(2,874)	(1,562)				(14,134)
August		(2,162)	(4,009)	(4,094)	(2,772)	(1,185)	(8,772)	(10,848)	(12,072)	(45,914)
September		1,084	(1,661)	(6,183)	(4,890)	(22,688)	(10,410))			(44,748)
October	(12,705)	(1,690)	(3,771)	(3,858)	(2,984)	(1,602)				(26,610)
November	(3,790)	(2,252)	(4,175)	(4,090)	(2,722)	(1,032)	559			(17,502)
December	(15,433)	(1,438)	(4,479)	(4,222)	(3,074)	(1,522)				(30,168)

	(31,928)	(42,654)	(6,667)	(51,485)	(40,050)	(46,199)	(16,295)	(9,358)	(11,774)	(256,410)

	December 31, 2011
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Additionally, below are the derivative financial instruments and their notional and fair value by counterparty:

	September 30, 2012		December 31, 2011
	Notional		Notional
	in US$	Fair value	in US$	Fair value

Citibank S.A.	183,480	(10,318)	240,376	(6,695)
Banco Itaú BBA S.A.	245,524	(25,929)	382,812	(49,975)
Banco Safra S.A.	224,223	(42,674)	233,550	11,372
Banco Santander (Brasil) S.A.	280,543	(94,947)	255,556	(57,139)
Bank of America Merrill Lynch			96,400	(20,041)
BES Investimento do Brasil S.A.			10,000	(1,772)
Deutsche Bank S.A.	59,276	(2,202)	37,500	(3,699)
Goldman Sachs do Brasil	92,400	(4,860)	186,850	(17,507)
HSBC Bank Brasil S.A.	168,915	(22,577)	135,046	(22,460)
Morgan Stanley & CO.	95,694	(5,880)	229,042	(22,415)
Banco Standard de Investimentos	67,000	(12,107)	14,500	(1,791)
Standard Chartered Bank	12,000	(2,290)	57,500	(8,285)
Banco Barclays S.A.	22,000	(4,398)	124,500	(10,959)
Banco WestLB do Brasil	7,500	(1,230)	45,500	(2,521)
Banco Credit Agricole Brasil S.A.	214,587	(4,425)
Banco BNP Paribas Brasil S.A.	20,000	(1,412)
Rabobank Brasil S.A.	25,000	(2,695)
Banco Bradesco S.A.	85,000	(18,414)
Banco Votorantim S.A.	43,535	(52)

	1,846,677	(256,410)	2,049,132	(213,887)

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only disbursable at the date of contractual measurement or at maturity of each transaction, when the final result will be determined, in accordance with the then prevailing market conditions. The outstanding contracts at September 30, 2012 were not subject to margin calls or anticipated liquidation clauses resulting from MtM variations. All operations are over-the-counter and registered with CETIP.

The following is a description of the types of derivatives and the underlying instruments that are being hedged.

(i)                                   Non-Deliverable Forwards (NDF)

We entered into U.S. Dollar forwards in order to hedge part of our future export revenue, which are considered highly probable transactions, for changes in the exchange rate between the real and the U.S. Dollar.

(ii)                               LIBOR versus fixed rate swap

We have plain-vanilla swaps positions of quarterly LIBOR versus fixed rate with the objective of hedging debt subject to LIBOR against any changes in LIBOR.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(iii)                           Japanese yen versus U.S. Dollar swap

We have plain-vanilla swaps of Japanese yen versus the U.S. Dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to the related debt with regard to underlying amounts, maturity dates and cash flows.

(iv)                            DI versus U.S. Dollar swap

We have plain-vanilla swaps of Interbank Deposit (DI) versus the U.S. Dollar with the objective of swapping the debt in reais with interest based on DI to a fixed rate in U.S. Dollars. The swaps are matched with respect to the related debt with regard to underlying amounts, maturity dates and cash flows.

(v)                                TJLP versus U.S. Dollar swap

We have plain-vanilla swaps of long-term interest rate (“TJLP”) versus the U.S. Dollar with the objective of swapping debt in reais with interest based on TJLP, to a fixed rate in U.S. Dollars. The swaps are matched with respect to the related debt with regard to underlying amounts, maturity dates and cash flows.

(vi)                            Dollar options

We entered into purchase option (put) to purchase Dollars and dollar sale option (call) to sell Dollars with the same notional and maturity and the amounts are do not include any leverage feature. The difference between the strike prices of the put (lower) and of the call (higher) results in a floor and cap of the dollar exchange rate, thereby forming a “Collar”.

(vii)                        Pre-swap versus U.S. Dollar swap

We have plain-vanilla swaps of fixed interest rate in reais to fixed interest rates in U.S. Dollars with the objective of hedging the debt in reais to a fixed interest rate in Dollars. The swaps are matched with respect to debt with regard to underlying amounts, maturity dates and cash flows.

(viii)                    Fair value measurement of derivative instruments

We estimate the fair value of our derivative agreements and recognizes that these may differ from the MtM amounts in the event of early settlement. This difference results from factors such as liquidity, spreads or the interest of the counterparty in a early settlement, among others. We believe that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts estimated by management are also compared with the MtM provided by the banks and with the estimates performed by independent financial advisors.

The methods used for measurement are commonly used in the market and are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented below.

The methodology used to calculate the MtM and to record the financial instruments is defined in a manual developed by our risk management area.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon and the fixed yield curve in reais at each maturity date. The difference between the rate obtained through this method and the contractual rate is determined. This difference is multiplied by the notional value of

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability positions are estimated through the discount of forecasted cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

Options (zero cost dollar) - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are obtained from BM&FBOVESPA to calculate the fair values.

The yield curves used to calculate the fair value were as follows:

Interest curve
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	7.29%	1M	0.21%	1M	2.77%
6M	7.27%	6M	0.32%	6M	1.73%
1A	7.49%	1A	0.33%	1A	1.78%
2A	8.19%	2A	0.36%	2A	2.15%
3A	8.64%	3A	0.43%	3A	2.45%
5A	9.22%	5A	0.77%	5A	3.06%
10A	9.84%	10A	1.76%	10A	4.12%

(e)                                 Comments on changes in balance

The balance of derivative financial instruments which corresponds to the fair value of outstanding instruments decreased by R$ 42,523 compared to December 31, 2011 mainly as a result of the depreciation of the reais during the period in relation to the U.S. Dollar. The notional of derivative financial instrument presented a reduction, which is due, primarily, to the (i) reduction of the leverage ratios, allowing the company a greater exposure to the U.S. Dollar, and (ii) structural changes in the Brazilian economy environment that is expected to keep an appreciation of the dollar in the following periods. The notional of derivatives with purposes of hedge of debt presented a rise as a result of the readjustment of pre and post fixed proportion of the debt after reduction of the leverage, in a scenario of low interest rates in the international markets. This derivative instrument of interests does not influence our exchange exposition.

9                                        Trade accounts receivable

	September 30, 2012	December 31, 2011

Domestic customers	108,755	105,183
Export customers	714,392	916,391

	823,147	1,021,574

Allowance for doubtful accounts	(67,881)	(76,212)

	755,266	945,362

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Comments on changes in balance

The consolidated balance of trade accounts receivable presented a reduction of 20.1% or R$ 190.096 thousand. The reduction is mainly due to credit assignments entered into during the quarter ended ended September 30, 2012 without recourse for approximately R$ 408,000 (increase of 55% compared to the same quarter in 2011) which resulted in the derecognition of the receivables. Additionally the balances were reduced by our efforts to optimize working capital, combined with the price reduction contributed to a reduction in the trade accounts receivable balance, even with the increase in the sales volume.

10                                 Inventories

	September 30, 2012	December 31, 2011

Finished goods
At plant/warehouses	177,001	135,110
Outside Brazil	562,831	518,305
Work in progress	23,671	31,141
Raw materials	429,209	360,473
Supplies	137,509	129,298
Imports in transit	3,825	2,140
Advances to suppliers	426	2,240

	1,334,472	1,178,707

The balance increased by 13.2% or R$ 155,765, mainly as result of a higher level of inventories of finished products and wood in the period when compared to December 31, 2011. During the period ended September 30, 2012 there have been no relevant changes with respect to the information presented in Note 13 to the annual financial statements.

11                                 Recoverable taxes

	September 30, 2012	December 31, 2011

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	195,467	208,993
Value added tax on sales and services (ICMS) on purchases of property, plant and equipment	16,934	19,520
Recoverable ICMS and excise tax (IPI)	695,023	614,274
Social integration program (PIS) and social contribution on revenues (COFINS) recoverable	520,083	669,805
Provision for impairment on ICMS credits	(556,883)	(507,573)

	870,624	1,005,019

Non-current	591,165	677,232

Current	279,459	327,787

The balance of taxes recoverable reduced 13.4% or R$ 134,395 due substantially to the reimbursement of the Federal Revenue Secretariat of Brazil’s referring to portions of accumulated credits of PIS and

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

COFINS in the amount of R$ 141,834, received by the subsidiary Fibria MS whose administrative requests were done in December 2010.

12                                 Taxes on income

Our headquarters and our subsidiaries based in Brazil are taxed based on their net income/loss for accounting purposes then adjusted for tax purposes. The subsidiaries outside Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the interim financial information.

(a)                                Deferred income taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (i) the effect of foreign exchange gains/losses (tax calculated on a cash basis for loans); (ii) adjustment to fair value of derivative financial instruments; (iii) non-deductible provision; and (iv) temporary differences arising from the adoption of IFRS.

	September 30, 2012	December 31, 2011

Assets
Tax losses	497,316	328,153
Provision for contingencies	60,367	58,389
Sundry provision (impairment, operational and other)	363,146	348,447
Losses on derivative contracts recognized for tax purposes on a cash basis	87,179	72,537
Exchange variation - taxed on a cash basis	400,102	73,412
Tax amortization of goodwill	110,529	110,830

	1,518,639	991,768

Liabilities
Tax depreciation	12,357	14,986
Reforestation costs already deducted for tax purposes	314,285	284,020
Fair value of biological assets	239,372	214,952
Effect of business combination - acquisition of Aracruz	36,192	45,212
Tax benefit on goodwill not amortized for tax purposes	246,011	178,917
Other provision	1,791	1,791

	850,008	739,878

Changes in the net balance of deferred taxes in the six months period ended September 30, 2012 and the year ended December 31, 2011 are as follows:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

	September 30, 2012	December 31, 2011

At January 1	251,890	109,665
Tax loss and negative basis	169,163	(381,345)
Temporary differences regarding operational provisions	(41,397)	(66,241)
Derivative financial instruments taxed on cash basis	14,642	117,709
Amortization of goodwill	(301)	(78,114)
Reforestation costs	(27,636)	(89,056)
Exchange gains/losses taxed on a cash basis	326,690	539,069
Fair value of biological assets	(24,420)	82,321
Other		17,882

At December 31	668,631	251,890

Deferred tax assets	1,518,639	991,768

Deferred tax liabilities	(850,008)	(739,878)

(b)                                Reconciliation of income tax and social contribution benefit (expense)

	September 30, 2012	September 30, 2011

Income (loss) before income tax and social contribution	(1,089,489)	(1,381,457)

Income tax and social contribution at statutory nominal rate - 34%	370,426	469,695

Reconciliation to effective expense

Non-taxable equity in earnings (losses)	(109)	(163)
Difference in tax rates of foreign subsidiaries	(7,084)	186,258
Fiscal benefit from REFIS (i)		16,969
Non-deductible bonus for Executive Director	(5,281)	(3,387)
Present value adjustment - Aracruz acquisition		(13,904)
Other, mainly non-deductible provision	(14,832)	(25,278)

Income tax and social contribution benefit (expense) for the year	343,120	630,190

Current	(14,527)	73,430
Deferred	357,647	556,760

Effective rate - %	31.5	45.6

(i)        Fiscal benefit related to the interest and fine of the Fiscal recovering program REFIS object.

During the nine-month period ended September 30, 2012 the effective rate of taxes on income totaled 31.5% compared to 45.6 % in the same period in 2011. The increase in the effective rate is due to taxation of foreign subsidiaries, as of the exchange effect in converting their taxable income.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

13                                 Significant related party transactions and balances

(a)                                Related parties

We are governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of our shares (together the “Controlling shareholders”). Our commercial and financial transactions with our subsidiaries, associates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

Balances are as follows:

(i)                                   In assets and liabilities

	Balances receivable (payable)
	Nature	September 30,2012	December 31,2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(218)	(63)
BNDES	Financing	(1,674,607)	(1,773,842)

		(1,674,825)	(1,773,905)

Votorantim Group companies
VOTO III	Eurobond	(124,976)	(117,767)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(52)	(388)
Banco Votorantim S.A.	Financial investments	196,106	176,156
Votorantim Cimentos S.A.	Input supplier	(11)	(87)
Votorantim Metais Ltd.	Chemical products supplier	(281)	(214)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(33)	(33)

		70,753	57,667

Total net balance		(1,604,072)	(1,716,238)

Presented in the following lines:

Assets
Marketable securities		189,901	170,687
Related parties - non-current		6,206	5,469
Liabilities
Loans and financing		(1,799,584)	(1,891,609)
Trade account payable		(595)	(785)

		(1,604,072)	(1,716,238)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(ii)                               In the statement of income

	Income (expenses)
	Nature	2012	2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(7,472)	(6,938)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(122,222)	(127,663)

		(129,694)	(134,601)

Votorantim Group companies
VOTO III	Eurobond	12,149	(20,191)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(13,307)	(27,377)
Banco Votorantim S.A.	Investments	12,690	15,990
Banco Votorantim S.A.	Derivative financial instruments	(52)
E.N. Serviçõs de Materiais	Material and services supplier	(121)
Votorantim Cimentos S.A.	Material supplier	(225)	(865)
Votorantim Metais Ltda.	Chemical products supplier	(4,205)	(11,158)
Votorantim Metais Ltda.	Leasing of land	(4,688)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(392)

		1,849	(43,601)

Comments on the main transactions and
contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

We have a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, human resources, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 8,414 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provides various services related to technical advisory and training, including management improvement programs. These services are also provided for the entire Votorantim Group and we reimburse VID for the charges related to the services used.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machinery, as well as the expansion and modernization of our plants, as detailed in the most recent annual financial statements (Note 21(e)). There have been no changes in contracts with BNDES in relation to December 31, 2011, which were presented in Note 23.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

During the first semester of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2011, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, predominantly the U.S. Dollar.

In the second semester of 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 2.45% p.a., maturing in 2015.

In October 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal amount will be repaid between 2011 and 2012.

On November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, bearing interest at the TJLP plus 0% e 2,9% p.a. and UMBNDES plus 1,4% to 2,4% p.a., maturing up to 2016.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus 0% to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The maturity of the principal amount is 2015.

Considering only the portion proportionally consolidated by us, equivalent to 50% of the loans and financings of Veracel (joint venture with Stora Enso) granted by BNDES, the principal amount of R$ 133,009, repayable from 2012 to 2019, subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and currency basket plus 3.3% p.a.

We have given the pulp plant located in Três Lagoas and in Jacareí as the main collateral for these financings.

We believe that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies produced when these contracts were entered into.

•            Subsidiaries and joint ventures

We share our administrative structure with our subsidiary Fibria MS, and allocate these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries, Portocel and Veracel, have their own management and no allocation of expenses is necessary. There was in June 2010 and May 2011 a purchase of intercompany receivables from this subsidiary, in the amount of R$ 239,123 relating to export shipments. In the nine months ended September 30, 2012, the Company made total settlement of these receivables.

Port services for shipping production of the Aracruz unit are contracted from Portocel - Terminal Especializado Barra do Riacho. This terminal is a joint venture with Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

We have an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT, which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow our strategic and finance plan and observe the transfer price limits under tax regulations. In addition, we contracted intercompany export pre-payments with this subsidiary, at LIBOR 3M plus an average spread of 3.8% p.a., with quarterly payment of principal and interest maturing in 2019.

On June 24, 2005, we entered into a loan contract with VOTO IV, a jointly controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a., maturing in 2020.

We have payable balances with Asapir, concerning money transfers carried through with the purpose of having adequate capital of the jointly controlled entity at levels considered necessary for its operational activities.

•            Votorantim Group companies

On January 16, 2004, we executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a., maturing in 2014.

We have a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request an early termination of the contract, that party is required to pay 50% of the remaining contract amount. In addition, we entered into a contract to purchase energy from Votener, expiring on December 31, 2012, which may attend Três Lagoas and Aracruz units. Since these units already generate energy, the contract has the purpose of maximizing the competitiveness of the energy matrix, since the excess may be sold and eventual needs are guaranteed by the market price. The total amount contracted may change according to the needs and excess earned by the units.

We maintain investments in CDB and securities purchased under agreement to resell (“repos”) issued by Banco Votorantim S.A., with average remuneration of 104.69% of the CDI, maturing on
January 2014. Our cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. We have entered into derivative financial instruments contracts of interest with Banco Votorantim as well. The Shareholders Agreement limits the intercompany investments to R$ 200,000 for securities and R$ 100 million of notional value for derivative instruments.

On January 1, 2012, we entered into a contract to purchase sulfuric acid 98% from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On February 2012 we entered into a contract for maintenance services of sanitation material registration with E.N. Serviços de Materiais Ltda. until December 2012. This contract does not establish minimum quantities to be supplied.

Our agreements for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 7,165 through December 31, 2012. This agreement may be terminated at any time with prior notice of 30 days, without any contractual fines.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

We have land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling R$ 76,496.

We have land leasing agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the nine-month period ended September 30, 2012 and 2011, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The total annual amount approved by the Annual General Meeting on April 27, 2011 for the remuneration of Executive Directors, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for the fiscal year 2012 is R$ 43,481. The remuneration, including all benefits, is summarized as follows:

	2012	2011

Short-term benefits to officers and directors	21,169	15,651
Rescission of contract benefits	2,839	8,019

	24,008	23,670

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, we approved a compensation program based on the changes in the value of our shares, as detailed in the most recent annual financial statements.

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$ 693 in 2012 (R$ 545 in September 30, 2011).

We do not have any additional post-employment obligation and do not offer any other benefits, such as additional paid leave for time of service.

We have a Long-term Incentive Program, which consists of the plan to grant Phantom Stock Options and the 2009 and 2010 Programs, with the purpose of integrating executives in the development process of the Company in the medium and long-term. There have been no relevant changes in relation to most recent annual financial statements. The fair value calculated of these options at September 30, 2012 was zero.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

14                                 Property, plant and equipment

The rollforward of the carrying amounts at the presented period is as follows:

	Consolidated
	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credit			(428)				(428)
Reclassification to assets held for sale	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others (*)	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions	14	23	2,237	1,969	162,113	843	167,199
Disposals	(7)	(106)	(9,138)			(399)	(9,650)
Depreciation		(91,549)	(506,885)			(11,677)	(610,111)
Reclassification to assets held for sale (Bahia)	(40,170)	(6,600)					(46,770)
Transfers and others (*)	(1,146)	34,065	102,702	64	(149,642)	5,947	(8,010)

At September 30, 2012	1,811,934	1,497,953	7,564,591	207,816	210,337	41,274	11,333,905

(*)         Refer to advances reclassified to biological assets group and non-current advances.

As detailed in Notes 25 and 1(d), the company reclassified forest assets and land located in the south of Bahia state. Other than that there have been no relevant changes with respect to the balances presented in the most recent annual financial statements and detailed in Note 18 to such financial statements.

15                                 Biological assets

The rollforward of the book balances at the presented period is as follows:

	September 30, 2012	December 31, 2012

At the beginning of the period	3,264,210	3,550,636
Additions	570,021	761,502
Harvests in the period
Historical cost	(418,086)	(569,813)
Fair value	(244,457)	(405,617)
Change in fair value	265,798	125,053
Disposals	(3,523)
Reclassification to assets held for sale
Bahia
Losango	(123,773)	(241,595)
Tranfers and others	729	44,044

At the end of the period	3,310,919	3,264,210

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

According to our accounting policies, in the period ended June 30, 2012, we performed a valuation of the biological assets at fair value. The following are the changes in the premises used in relation to December 31, 2011:

	June 30, 2012	December 31, 2011

Actual planted area (hectare)	446,949	470,982
Average annual growth (IMA) - m3/hectare	41	41
Net average sale price - R$/m3	51.96	50.70
Remuneration of own contributory assets - %	5.6	5.6
Discount rate (WACC) - %	7.7	7.9

The changes in fair value of the biological assets in June 30, 2012 are presented as follows:

2012

Fair value of new planted areas	90,190
Growing of actual planted areas (IMA, area and age)	108,599
Changes in sales price	67,009

265,798

As detailed in Notes 24 and 1(d), we have reclassified the forestry assets located in the south of Bahia according to material facts disclosed on March 8, 2012.

16                                 Intangible assets

	September 30, 2012	December 31, 2011

At the beginning of the year	4,809,448	4,906,443
Amortization of databases, patents and suppliers	(62,343)	(83,123)
Software settlement movement	(6,713)	(13,180)
Others		(692)

	4,740,392	4,809,448

Composed by
Goodwill - Aracruz	4,230,450	4,230,450
Systems development and deployment	42,485	49,199
Acquired from business combination
Databases	285,000	319,200
Patents	51,956	67,365
Relationship with suppliers
Diesel and ethanol	4,314	9,251
Chemical products	126,019	133,815
Others	168	168

	4,740,392	4,809,448

During the period ended September 30, 2012 there have been no significant changes with respect to the transactions presented in the most recent annual financial statements and detailed in Note 20 to such financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

17                                 Loans and financing

	Average	Current		Non- current		Total
Type/purpose	annual charges - %	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011

In foreign currency
BNDES - currency basket	5.87	54,662	48,790	211,324	220,471	265,986	269,261
Export credits (Finnvera)	3.40	43,852	42,731	192,516	217,218	236,368	259,949
Eurobonds - US$	7.40	105,081	34,575	4,547,346	5,103,839	4,652,427	5,138,414
Eurobonds - JPY	8.54	1,068	2,223	123,908	115,544	124,976	117,767
Export credits (prepayment)	3.05	219,468	29,051	2,680,113	2,777,003	2,899,581	2,806,054
Export credits (ACC/ACE)	2.65	383,512	623,632	213,260		596,772	623,632
EIB Europe Inv. Bank			784				784
Leasing			8,773		5,958		14,731

		807,643	790,559	7,968,467	8,440,033	8,776,110	9,230,592

In reais
BNDES - TJLP	8.30	254,759	242,321	1,153,862	1,262,260	1,408,621	1,504,581
FINAME	6.20	9,929	2,336	7,920	7,516	17,849	9,852
NCE	5.40	46,854	45,203	643,481	463,987	690,335	509,190
Midwest Region Fund (FCO e FINEP)	1.14		11,689	50,200	58,513	62,127	70,202

		323,469	301,549	1,855,463	1,792,276	2,178,932	2,093,825

		1,131,112	1,092,108	9,823,930	10,232,309	10,955,042	11,324,417

Interest		142,022	114,432	96,727	65,828	238,749	180,260
Short-term borrowings		40,123	98,667			40,123	98,667
Long-term borrowings		948,967	879,009	9,727,203	10,166,481	10,676,170	11,045,490

		1,131,112	1,092,108	9,823,930	10,232,309	10,955,042	11,324,417

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Non-current portion of the debt at September 30, 2012 by maturity:

	2013	2014	2015	2016	2017	2018	2019	2020	Over 2021	Total

In foreign currency
BNDES - currency basket	7,408	40,155	37,816	28,256	39,731	38,914	19,044			211,324
Export credits (Finnvera)		42,569	42,767	42,767	42,767	21,646				192,516
Eurobonds - US$							121,163	2,904,732	1,521,451	4,547,346
Eurobonds - JPY		123,908								123,908
Export credits (prepayment)	25,030	384,344	246,426	354,735	551,365	436,825	358,743	322,645		2,680,113
Export credits (ACC/ACE)		213,260								213,260

	32,438	804,236	327,009	425,758	633,863	497,385	498,950	3,227,377	1,521,451	7,968,467

In reais
BNDES - TJLP	52,895	324,311	298,976	158,383	146,068	112,142	61,087			1,153,862
FINAME	739	2,954	2,954	1,220	53					7,920
NCE	19,913	38,072	68,866	64,891	190,949	174,341	43,224	43,225		643,481
Midwest Region Fund (FCO e FINEP)	2,911	11,643	11,643	11,643	11,643	409	308			50,200

	76,458	376,980	382,439	236,137	348,713	286,892	104,619	43,225		1,855,463

	108,896	1,181,216	709,448	661,895	982,576	784,277	603,569	3,270,602	1,521,451	9,823,930

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

Loans and financing are segregated in the following currencies:

	Currency
	September 30, 2012	December 31, 2012

Real	2,178,932	2,093,825
Dollar	8,385,147	8,843,564
JPY	124,976	117,767
Currency basket	265,987	269,261

	10,955,042	11,324,417

Loans and financing are segregated in the following indexes:

	September 30, 2012
	CDI	TJLP	Libor	Currency basket	Fixed	Total

Total loans and financing	690,335	1,402,103	2,962,342	265,986	5,634,276	10,955,042

	December 31, 2011
	CDI	TJLP	Libor	Currency basket	Fixed	Total

Total loans and financing	509,190	1,504,491	2,929,970	269,261	6,111,505	11,324,417

The rollforward of the carrying amounts at the presented period is as follows:

	September 30, 2012	December 31, 2011

At the beginning of period	11,324,417	10,581,457
Borrowings	661,759	2,707,265
Interest expense	516,814	660,084
Foreign exchange	756,558	1,036,274
Repayments - principal amount	(1,973,494)	(3,109,589)
Interest paid	(471,908)	(582,047)
Proportional accrual in the transaction cost of the partial repurchase of the Eurobonds “Fibria 2020”	88,759
Other (*)	52,137	30,973

At the end of the period	10,955,042	11,324,417

(*)    Includes amortization of transactions costs.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(a)                                Relevant operations entered into during the period

In the period of three months ended March 31, 2012, we, through our jointly controlled entity Veracel, signed Export Credit (“ACC”) contracts in the total amount of US$ 43 million (equivalent to R$ 76,939) maturing between August 2012 and September 2013 with a fixed interest rate between 3.35% and 4.75% p.a.

On February 2012, through our jointly controlled entity Veracel, we signed a US$ 33 million agreement for export prepayment (equivalent to R$ 56,694) accruing semi-annual interest LIBOR plus 5% p.a., with a single maturity of principal in 2017.

In September 2012, we signed an Export Credit (“ACC”) in the amount of US$ 105 million (equivalent then to R$ 219,250) maturing between September 2015 and September 2016 and interest rate of 2.95%p.a.

In September 20102, we borrowed an ACC Contract in the amount of R$ 172,899 bearing semi-annual interest CDI 100% p.a. and accruing principal in four annual payments maturing from 2017.

(b)                                Relevant operations settled during the period

On February 2012, we, through our jointly controlled Veracel, early repaid five ACC in the amount of US$ 14 million (equivalents to R$ 24,314) which were contracted in September and December 2011 with maturity in March 12, 2012.

On March 2012, we early repaid, with available resources, the total amount of US$ 50 million (equivalent to R$ 90,675), one of the three ACC contracted in January 2011, whose maturity was June 2012, and had fixed interest rate of 2.09% p.a.

On July 2012, we early repaid, with proceeds from the public offering of shares, the amount of US$ 514 million (equivalents then to R$ 1,044,698) referring to the Eurobond “Fibria 2020”repurchase transaction borrowed in May 2010, whose original maturity is May 2020 and fixed interest rate of 7.5% p.a.. It generated expenses in the amount of R$ 150,917, booked in the financial results (Note 22), represented by R$ 62,158 related to the premium paid to the owners of such bonds which acceded the offering and R$ 88,759 related to proportional accrual of transaction costs from this Eurobond issuance.

In August 2012, we early repaid, with own resources, the amount of US$ 100 million (equivalent then to R$ 202,090) which refers to a prepayment contract borrowed in January 2011, whose original maturity is April 2018 and fixed interest rate of 2.95% p.a.

(c)                                 Covenants

On June 6, 2012, we concluded the renegotiation of our debts financial covenants, which as result of the changes are: (a)  measured based on consolidated information translated into U.S. Dollars (as opposed to consolidated financial directly in reais), and (b) resulted in changing the indebtedness ratio (Net debt to EBITDA) to a maximum ratio of 4.5x as from June 2012. The measurement of the ratios based on information translated into U.S. Dollars mitigates the effects from changes in exchanges rates as compared to ratios based on information measured in reais.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

	September, 2012	December, 2012 and after

Ratio of debt service coverage (i) — Minimum ratio	1.00	1.00

Indebtedness ratio (ii)- Maximum ratio	4.50	4.50

(i)          To calculate the ratio of debt service coverage, defined as (a) EBITDA in accordance with the practices adopted in Brazil and adjusted (for the last four social quarters) translated into U.S. Dollars at the average exchange rate of each quarter plus the balance of cash, cash equivalents and marketable securities at period-end translated into U.S. Dollar at period-end exchange rates in relation to (b) debt service payments for the following four consecutive quarters social plus financial expenses paid during the past four quarters transalted into U.S. Dollars at the average exchange rate of each quarter.

(ii)       Indebtedness ratio, defined as (a) consolidated net debt translated into U.S. Dollars at the period-end closing rate in relation to (b) adjusted EBITDA for the last four social quarters) translated into U.S. Dollars at the average exchange rate of each quarter.

We are in full compliance with the covenants established in the contracts with the banks at September 30, 2012, for which the debt service ratio totaled 2.5 and indebtedness ratio totaled 4.2.

18                                 Contingencies

We are party to labor, civil and tax lawsuits at various court levels. The provision for contingencies for potential unfavorable outcome of claims in progress is established and updated based on our evaluation, as supported by our external legal counsel.

The change in the provision for contingencies is as follows:

	September 30, 2012	December 31, 2011

Initial balance	269,806	364,097
Lawsuits write off		(123,624)
Lawsuits inclusions (Settlement)	(13,241)
Fines reversal	(9,174)
Monetary updating	24,984	29,333

Provision	272,195	269,806

(-) Judicial deposits	180,889	168,212

Net balance	91,306	101,594

Nature of claims
Tax	35,604	54,251
Labor	50,986	41,015
Civil	4,716	6,328

	91,306	101,594

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

In the six-month period ended June 30, 2012 we paid an amount of R$ 17,340, related to Social Contribution (CSLL) due over export revenue, an amount that was included in the provision for contingencies at December 31, 2011, that also included a provision for fines (part of the R$ 9,174) which was reverted as the discussion regarding the applicability of taxation of this contribution was almost finalized in the Brazil Supreme Federal Court, which resulted in a reduction of the tax provision.

In previous periods, we had been fined for using tax losses, incurred during the program BEFIEX, more than six calendar years after the recognition of the loss. The updated value of the contingency, whose probability of loss on December 31, 2011 was possible, is R$ 168 million. In the six months ended June 30, 2012, this issue was resolved, due to favorable court decision, extinguishing the process. Therefore, this process will be excluded from the list of contingent liabilities related to tax proceedings underway with possible losses, and the amount involved in the discussion does not have an impact on our financial statements.

Compared to other processes and discussions detailed in Note 24 to the financial statements for the year ended December 31, 2011, there were no significant changes in the nine months ended September 30, 2012.

19                                 Capital - issuance of shares

On April 30, 2012, we completed the issuance of 86,000,000 common shares without par value, through a public offering of shares. As a result share capital at September 30, 2012 was represented by 553,934,646 common shares without par value. The net proceeds obtained from the public offering of shares is presented below:

	Number of shares	Gross proceeds

American Depositary Shares	12,319,972	195,025
Nominative common shares offered in Brazil	73,680,028	1,166,355

Total shares offered/ gross proceeds	86,000,000	1,361,380

Total amount of transaction costs (*)		(17,834)
Income tax on transaction costs		6,063

Total amount of transaction costs, net		(11,771)

Total capital increase		1,349,609

(*)    Transactions costs are mainly represented by broker’s fees and fees for lawyers and audit services.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

20                                 Revenue

The reconciliation between gross revenue and net revenue for the periods presented is as follows:

	2012	2011

Gross revenue	5,078,590	5,263,086
Sales taxes	(99,800)	(211,842)
Discounts	(657,799)	595,594)

Revenue	4,320,991	4,455,650

Pulp
Volumes (ktons)
Domestic market	390,007	374,330
Foreign market	3,456,509	3,358,301

	3,846,516	3,732,631

Pulp revenue
Domestic market	361,230	362,788
Foreign market	3,910,148	3,723,615

	4,271,378	4,086,403

Average price (in reais per ton)	1,110	1,095

Revenue
Domestic market	361,230	362,788
Foreign market	3,910,148	3,723,615
Paper		324,122
Services	49,613	45,125

	4,320,991	4,455,650

Pulp sales totaled 3,846,516 tons in the nine-month period ended September 30, 2012, an increase of 3.1% in relation to the same the period in 2011, as a result of higher sales to Asia. Pulp exports represented 90 % of the sales volume in 2012 and 2011. Sales by destination in the nine-month period ended September 30, 2012 had Europe as the region of highest demand, reaching 43% of the total, followed by 24% to Asia, 23% to North America and 10% to Latin America, compared to 44%, 20%, 26% and 10%, respectively in the same period in 2011.

Revenue of Fibria totaled R$ 4,320,991 in the nine-month period ended September 30, 2012, a reduction of 3% when compared to the same period in 2011, affected by the decrease in 7% by the fact that no paper revenue was recognized in 2012 and the increase of 4.5% due to the volume increase.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

21                                 Financial results

The financial results for the periods presented were as follows:

	2012	2011

Financial expenses
Interest on loans and financing	(516,814)	(486,183)
Unwinding of interest-acquisition of Aracruz shares		(40,893)
Losses on derivative financial instruments	(55,201)	(72,274)
Financial charges in the partial repurchase of Eurobond “Fibria 2020”	(150,917)
Others	(19,930)	(57,233)

	(742,862)	(656,583)

Financial income
Gains on financial investment	123,510	132,115
Others	12,975	13,603

	136,485	145,718

Gains on derivative financial instruments	(152,949)	(375,242)
Revenue	334,869	197,710
Expenses	(487,818)	(572,952)

	(152,949)	(375,242)
Foreign exchange
Exchange gains/losses on loans and financing	(756,558)	(938,235)
Indexation and exchange variations on other assets and liabilities	80,037	97,793

	(676,521)	(840,442)

Net financial results	(1,435,847)	(1,726,549)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

22                                 Expenses by nature

Expenses classified as cost of sales, selling expenses, and general and administrative expenses for the nine months ended September 30, 2012 and 2011 are as follows:

	2012	2011

Cost of sales
Depreciation, depletion and amortization	(1,311,913)	(1,318,508)
Freight	(486,607)	(414,612)
Benefits to employees	(322,045)	(329,726)
Variable costs	(1,637,440)	(1,720,924)

	(3,758,005)	(3,783,770)

Selling expenses
Benefits to employees	(14,761)	(14,722)
Commercial expenses (*)	(192,637)	(169,754)
Operational leasing	(978)	(1,031)
Depreciation and amortization charges	(9,517)	(8,664)
Third party services (consulting, legal and others)	(3,169)	(2,899)
Allowance for doubtful accounts		(1,378)
Other expenses	(4,358)	(6,285)

	(225,420)	(204,733)

General and administrative and Directors’ fees expenses
Benefits to employees	(80,984)	(96,034)
Third party services (consulting, legal and others)	(73,833)	(73,886)
Provision for losses	(176)	(231)
Depreciation and amortization charges	(17,742)	(17,448)
Donations and sponsorship	(7,476)	(6,203)
Other expenses	(28,049)	(34,750)

	(208,260)	(228,552)
Other operating incomes and expenses
Program of variable compensation to employees	(40,994)	(50,864)
Changes in fair value of biological assets	265,798	5,790
Capital gain – Piracicaba disposal		175,654
Others	(7,432)	(23,604)

	217,372	106,976

(*)        Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

23                                 Earnings per share

(a)                                Basic

The following table presents the detail of the calculation of earnings (losses) per share:

	Continuing operations		Discontinuing operations
	2012	2011	2012	2011

Net income(loss) attributable to the shareholders of the Company	(751,530)	(753,722)		240,655

Weighted average number of common shares outstanding	515,369,602	467,591,824		467,591,824
Basic earnings (loss)per share (in reais)	(1,458)	(1,612)		0.515

The weighted average number of shares in the presented periods increased from 467,591,824 to 553,934,646 as the result of the issuance of shares mentioned in Note 20. Reconciliation of weighted average number of shares is presented and does not include treasury shares in the amount of 342,822 shares:

	Shares outstanding
	2012	2011

January to April	467,591,824	467,591,824
May to September	553,591,824	467,591,824

Weighted average	513,369,602	467,591,824

(b)                                Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common or preferred shares for dilution purposes.

24                                 Non-current assets held for sale and discontinued operations

(a)                               Assets held for sale

	September 30, 2012	December 31, 2011

Non-currrent assets held for sale:

Losango Project	625,454	644,166
Forest and land located in the south of Bahia	177,730

	803,184	644,166

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(b)                                Discontinued operations - Conpacel, KSR and Piracicaba

As mentioned in Note 1, the Board of Directors approved the sale of CONPACEL, KSR and Piracicaba, including the industrial facilities, land and forests. The information about the results of operations for the nine months ended September 30, 2011 is summarized below and is presented in a single line in the statement of income.

The Piracicaba plant was not considered to meet the definition of discontinued operations since it does not represent a major separate line of business or geographical area considering its relevance with respect to our consolidated activities.

(i)                                   Discontinued operations - Conpacel and KSR - information on statement of operations

2011

Net revenue	65,640
Cost of sales	(41,648)

Gross profit	23,992

Selling and administrative expenses	(13.575)
Financial results	(106)
Gain on disposal	357.196
Others	(2.878)

Income before taxes on income	364,629

Taxes on income	(123,974)

Net income from discontinued operations	240,655

(ii)                               Discontinued operations - Conpacel and KSR - information on cash flows

2011

Net cash provided by operating activities	36,886
Net cash used in investing activities	1,558,768
Net cash used in financing activities (*)	(1,595,654)

(*)        Considering that CONPACEL and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

(iii)                           Gain on disposal

We present bellow the computation of the gain recorded in theperiod regarding the disposal of the CGUs CONPACEL and KSR:

	CONPACEL and KSR (*)	Piracicaba	Gain

Selling price	1,508,768	567,375	2,076,143
(-) Carrying amount of disposed net assets
Fixed assets and biological assets	(588,946)	(291,578)	(880,524)
Goodwill	(475,413)		(475,413)
Inventories	(84,055)	(90,143)	(174,198)
Other assets and liabilities	(3,158)	(10,000)	(13,158)

(=) Gross gain recognized	357,196	175,654	532,850
(-) Income taxes	(121,447)	(59,722)	(181,169)

(=) Net gain	235,749	115,932	351,681

(c)                                 Indemnification liabilities

In connection with the sale of CGUs described above, we assumed indemnification commitments with respect to losses, if they arise, as agreed in the corresponding sale agreements which have specific limits, periods for the indemnification commitments and procedures for the other party to require the indemnification.

25                                 Explanatory notes not presented

According to the requirements for disclosure contained in the Circular-Letter CVM/SNC/SEP/ no 003/2011, our the annual financial statements presented explanatory notes detailing shareholder’s equity (Note 27), benefits to employees (Note 28), and insurance (Note 33), whose assumptions, operations and policies have not had relevant changes in September 30, 2012 compared with the position presented in the financial statements of December 31, 2011.

26                                 Impairment tests

As at December 31, 2011, following the accounting policy described in Note 2.11(a) to that financial statements, we performed annual impairment test of the CGUs to which goodwill is allocated as described in Note 37, item (a). The test did not result in any impairment loss, as, the recoverable value of the UGC Aracruz as per the impairment test exceeds its book value by R$ 609 million.

We have defined December 31 of each year as the date for performing the annual impairment tests for indefinite live long-lived assets (including goodwill). At interim dates we assess the indicators of significant impairment since December 31 to determine whether an impairment test is required before the subsequent year-end. No indicators of significant impairment since December 31, 2011 were identified that required performing a impairment testing during the nine months ended September 30, 2012.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2012

In thousands of Brazilian reais, unless otherwise stated

27                                 Subsequent events

On October 2, 2012, we informed, in material fact, the establishment of a strategic alliance with Ensyn Corporation (Ensyn), a private company incorporated in Delaware, USA. This alliance includes a US$20 million equity investment in Ensyn by FIBRIA and the establishment of an equally-owned joint venture to be incorporated in Delaware for future investments in the production of cellulosic liquid fuels and chemicals in Brazil.

Ensyn has developed the commercially-proven Rapid Thermal Processing™ (RTP) technology, which converts wood and other non-food biomass into renewable liquid fuels and chemicals. Ensyn’s key renewable liquid fuel, Renewable Fuel Oil™ (RFO), is a multi-purpose petroleum replacement fuel with uses including heating, conversion to transportation fuels and power generation in diesel engines.

The $20 million equity investment by FIBRIA in Ensyn capital provides FIBRIA with ownership of approximately 6% of Ensyn voting shares and the right to nominate one member to Ensyn’s Board of Directors. It also provides FIBRIA certain rights which, if exercised, would allow FIBRIA to invest an additional $10 million and increase its holdings to as much as 9% of Ensyn’s equity capital.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO